SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)1

NUTRAMAX PRODUCTS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67061A300

(CUSIP Number)

Timothy J. Gramatovich
Peritus Asset Management, Inc.
315 East Canon Perdido Street
Santa Barbara, California 93101
(805) 882-9169

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 13, 2000

(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 4 Pages)

1        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in any prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29403700                                                          13D                                                          Page 2 of 4 Pages

1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Peritus Asset Management, Inc.
         I.D. # 94-3174137

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]
      (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
          [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        California

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7      SOLE VOTING POWER
       - 0 -

8      SHARED VOTING POWER
        299,290

9      SOLE DISPOSITIVE POWER
        - 0 -

10     SHARED DISPOSITIVE POWER
          299,290

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           299,290

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.2%

14       TYPE OF REPORTING PERSON*
             IA

CUSIP No. 29403700                                                          13D                                                          Page 3 of 4 Pages

SCHEDULE 13D

      This Statement, which is being filed by Peritus Asset Management, Inc. (“PAMI”), amends the Schedule 13D originally filed with Securities and Exchange Commission on October 18, 1999 (as amended by Amendment No. 1 thereto filed with the Commission on May 5, 2000, and Amendment No. 2 thereto filed with the Commission on July 10, 2000, the “Schedule 13D”). The Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the “Common Stock”), of NutraMax Products, Inc., a Delaware corporation (the “Company”). The Schedule 13D is hereby incorporated by reference into this Statement.

Item 5. Interest in Securities of the Issuer. Item 5 of the Schedule 13D is hereby amended to add the following:

      On July 13, 2000, PAMI ceased to be the investment manager of certain accounts which held an aggregate of 38,700 shares of Common Stock. As a result, PAMI ceased to be the beneficial owner of more than 5% of the Common Stock.

      As of the date of filing of this Statement, the aggregate number of shares of Common Stock beneficially owned by PAMI is 299,290 or 4.2% of the Company’s outstanding shares of Common Stock.

CUSIP No. 29403700                                                          13D                                                          Page 4 of 4 Pages

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2000
PERITUS ASSET MANAGEMENT, INC.

By: /s/ Timothy J. Gramatovich

Timothy J. Gramatovich, President